Hennessy Capital Acquisition Corp.
10 South Wacker Drive, Suite 3175
Chicago, IL 60606

November 21, 2013

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hennessy Capital Acquisition Corp. Draft Registration Statement on Form S-1 Submitted October 18, 2013 CIK No. 1589526

Dear Mr. Reynolds:

Hennessy Capital Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 14, 2013, regarding our draft Registration Statement on Form S-1 (the “Registration Statement”) originally filed on October 18, 2013.

A marked version of Amendment No. 1 to the Form S-1 (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form S-1 submitted on November 21, 2013.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials. In addition, no research reports regarding the Company will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering.

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

We hereby advise the Staff that we will ensure that, prior to effectiveness, it receives a copy of a letter or a phone call from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Summary, page 1

3. Please clarify what you mean by diversified and multi-industrial and distribution businesses.

We have revised Amendment No. 1 (pages 2 and 70) in response to the Staff’s comment.

The Offering, page 6

Redemption of warrants, page 7

4. Please disclose in the filing how you expect the warrant redemptions would comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act and Regulation M.

We respectfully advise the Staff that we do not believe the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act and Regulation M would be implicated by the warrant redemption. Specifically, Rule 102 of Regulation M provides that an issuer may not, directly or indirectly, bid for, purchase, or attempt to induce any person to bid for or purchase, a security that is the subject of a distribution during certain restricted periods. A “distribution” means an offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. However, the warrant redemption should not be considered a distribution since it does not involved the offering of any securities by the Company – rather, the Company is merely paying cash for existing warrants. Furthermore, the warrant redemption does not involve any special selling efforts and selling methods. The warrant redemption provisions and procedures are set forth in the warrant agreement and represent a contractual arrangement between the Company and holders of the warrants. In addition, the redemption price is fixed and is not subject to manipulation by the Company.

For the foregoing reasons, we do not believe the warrant redemption would contravene the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act and Regulation M and do not believe that disclosure regarding the applicability of Regulation M would be material to an investment decision.

Proceeds to be held in trust account, page 10

5. Please reconcile the disclosure in this section with the total gross proceeds you will receive disclosed on page 38.

We have revised Amendment No. 1 (page 14) in response to the Staff’s comment.

Permitted purchases of public shares by our affiliates, page 11

6. Please clarify here and on pages 58 and 64 whether funds in the trust account may be used for such purchases. Please disclose in the filing how you expect the “permitted purchases” would comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act, Rule 10b-18 (if applicable), and Regulation M. Also describe in the filing the Nasdaq requirements that at least 90% of the gross proceeds from the public offering be deposited into the trust account.

We have revised Amendment No. 1 (pages 16, 81 and 91) in response to the Staff’s comment.

7. We note your disclosure that “permitted purchases” will not be made when you and your affiliates are in possession of any material nonpublic information. Please describe what steps you will take to ensure that this does not occur.

We have revised Amendment No. 1 (pages 16 and 81) in response to the Staff’s comment.

Limited payments to insiders, page 15

8. Please identify the affiliate of the sponsor who made the $110,000 loans to you in each place in your prospectus where you describe the terms of such loans.

We have revised Amendment No. 1 (pages 23, 26, 56, 58 and 68) in response to the Staff’s comment.

Use of Proceeds, page 38

9. Please address the financial advisory fee you disclose on page 48 in this section, or advise.

We have revised Amendment No. 1 (page 58) in response to the Staff’s comment.

Business Opportunity Overview, page 50

10. Please provide us with copies of the reports you cite in this section. Clearly mark the cited statements in the supplemental materials. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

We will supplementally provide the Staff (under separate cover) with marked copies of the reports cited in this section. We hereby advise the Staff that the Company did not fund and was not affiliated with any of these reports. The reports were not prepared by a third party for inclusion in the Registration Statement.

Initial Business Combination, page 53

11. Please tell us which agreement includes provisions limiting the participation by officers and directors in other blank check companies disclosed in the penultimate paragraph on page 54.

We hereby advise the Staff that section 6 of the letter agreement (exhibit 10.2) includes provisions limiting the participation by officers and directors in other blank check companies.

Origination and Sourcing of Target Business Opportunities, page 56

12. Please clarify and provide support for your statement in the first paragraph that Mr. Hennessy is known for integrity and fair dealing with sellers.

We have deleted this statement from Amendment No. 1 in response to the Staff’s comment.

13. We note your disclosure in the second paragraph of this section regarding the valuation of acquisition targets for Thermon and Dura-Line. Please caution investors against relying on such valuations as indicative of the current registrant’s future performance.

We have revised Amendment No. 1 (page 78) in response to the Staff’s comment.

Redemption of Public Shares…, page 61

14. Please tell us which agreement listed in your index of exhibits includes the provisions discussed in the third paragraph regarding amendments to your certificate of incorporation.

We hereby advise the Staff that section 2 of the letter agreement (exhibit 10.2) includes provisions regarding amendments to our certificate of incorporation.

Certain Relationships and Related Party Transactions, page 82

15. We note your disclosure here and elsewhere in your prospectus regarding the payment of a financial advisory fee. Please clarify the purpose of this fee and the services for which such fee will be provided. Also, clarify how you will determine whether such fee will be paid and the amount of such fee that may be paid. Disclose what you believe is a market standard advisory fee for such a transaction and tell us how you determined such an amount is a market standard fee.

We have revised Amendment No. 1 (page 113) in response to the Staff’s comment.

16. Please disclose your current plans with regard to the engagement of a third-party financial advisor.

We have revised Amendment No. 1 (page 112) in response to the Staff’s comment.

17. Please provide expanded disclosure regarding the reimbursement of your sponsor, executive officers and directors of out-of-pocket expenses, including how you will determine which expenses and the amount of expenses that will be reimbursed. Disclose whether there is any cap or ceiling on the reimbursement of expenses. To the extent there is no cap or ceiling, add appropriate risk factor disclosure.

We have revised Amendment No. 1 (page 113) in response to the Staff’s comment and revised the risk factor entitled “Since our sponsor, executive officers and directors will lose their entire investment in us and other pecuniary interests if our business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.”  (page 44).

18. Please disclose the aggregate total of fees and expenses that may be paid to your sponsor and its affiliates assuming that the consummation of the business combination takes the full 24 months and the customary financial advisory fee is paid to your sponsor or its affiliates.

We have revised Amendment No. 1 (page 113) in response to the Staff’s comment.

Undertakings, page II-6

19. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

We have revised Amendment No. 1 (page II-7) in response to the Staff’s comment.

Signatures, page II-7

20. We note you do not appear to provide for signatures for at least a majority of your board of directors who will be directors upon effectiveness. Please revise or advise.

We respectfully advise the Staff that our sole director prior to effectiveness (Daniel J. Hennessy) has signed the Registration Statement. Our director nominees will not become directors of the Company prior to effectiveness and thus they do not have the power to sign the Registration Statement. However, we will file consents of the director nominees to be named in the registration statement as exhibits to the Registration Statement (exhibits 99.3-99.7).

Financial Statements, page F-1

General

21. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

We hereby advise the Staff that we will update our financial statements as necessary in compliance with Rule 3-12 of Regulation S-X.

Exhibits

22. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

We hereby advise the Staff that we have included the following exhibits with Amendment No. 1: Warrant Agreement (exhibit 4.4), Insider Letter (Exhibit 10.2), Investment Management Trust Agreement (exhibit 10.3) and Registration Rights Agreement (exhibit 10.4). We will file all of the remaining exhibits in a timely manner to enable the Staff to have sufficient time to review them.

***

In making our responses we acknowledge that:

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Douglas Ellenoff, Esq. at Ellenoff@egsllp.com and Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or to reach them by telephone at (212) 370-1300.

Very truly yours,

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy
Chairman and Chief Executive Officer